TRADING SYMBOL: TSX:AGI NYSE:AGI

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports Fourth Quarter and Year-End 2025 Results
Record free cash flow generation supports growing shareholder returns with 60% increase in dividend

Toronto, Ontario (February 18, 2026) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter and year ended December 31, 2025.
“Our full year production was lower than planned and costs higher due to a challenging year at our Canadian operations. Despite these challenges, we established a number of new financial records including record free cash flow of $352 million while investing in our high-return growth initiatives. This included advancing the Phase 3+ Shaft Expansion, delivering a 32% increase in Mineral Reserves, and incorporating that growth into a larger expansion of the Island Gold District,” said John A. McCluskey, President and Chief Executive Officer.
“Collectively, we expect these growth projects to drive a significant improvement into 2026, and sustained low-cost growth over the next five years to approximately one million ounces annually by 2030. All of this growth is in Canada, and we expect to fund it all internally while generating increasing free cash flow. Reflecting this strong outlook and growing free cash flow, we are pleased to announce a 60% increase in our dividend,” Mr. McCluskey added.
Fourth Quarter and Full Year 2025 Highlights
Operational and Financial Highlights
•Produced 545,400 ounces of gold in 2025, below revised annual guidance and a 4% decrease from 2024. Lower mining and processing rates at the Canadian operations as a result of severe winter weather, as well as other operational challenges, impacted production late in the year. Fourth quarter production of 141,500 ounces was consistent with the third quarter but below quarterly guidance
•The Island Gold District produced 250,400 ounces of gold in 2025 and generated record annual mine-site free cash flow1 of $205.0 million after funding all Phase 3+ Shaft Expansion capital and exploration initiatives
•Young-Davidson produced 153,400 ounces of gold in 2025 and generated record mine-site free cash flow of $249.9 million, including a record $89.7 million in the fourth quarter
•The Mulatos District produced 141,600 ounces of gold in 2025 and generated strong mine-site free cash flow of $221.5 million, including a record $92.3 million in the fourth quarter
•Cost of sales were $809.5 million or $1,524 per ounce in 2025, and $219.5 million, or $1,544 per ounce in the fourth quarter
•Total cash costs1 of $1,077 per ounce and all-in sustaining costs ("AISC"1) of $1,524 per ounce for the full year were above revised annual guidance. Total cash costs of $1,111 per ounce and AISC of $1,592 per ounce for the fourth quarter were higher than the third quarter and quarterly guidance, driven by lower than planned production from the Island Gold District and Young-Davidson
1 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
•Full year sales totaled 531,230 ounces of gold at an average realized price of $3,372 per ounce, generating record annual revenues of approximately $1.8 billion, including silver sales, representing a 34% increase from 2024. This included fourth quarter sales of 142,147 ounces of gold at an average realized price of $3,998 per ounce, generating record quarterly revenues of $575.3 million. This represented a 53% increase from the fourth quarter of 2024 and marked the third consecutive quarter of record revenues
•Generated record annual cash flow from operating activities of $795.3 million (including $924.3 million before changes in working capital and taxes paid1, or $2.20 per share1), a 20% increase from 2024. Fourth quarter cash flow from operating activities was $250.9 million (including $284.7 million before changes in working capital and taxes paid, or $0.68 per share)
•Generated record annual free cash flow1 of $351.7 million, including a record $156.9 million in the fourth quarter, while continuing to reinvest in high-return growth projects including the Phase 3+ Shaft Expansion, IGD Expansion to 20,000 tonnes per day ("tpd"), Lynn Lake, PDA, and a record exploration program
•Reported net earnings were $885.8 million in 2025, or $2.11 per share. Adjusted net earnings1 were $587.1 million in 2025, or $1.40 per share1. Adjusted earnings include after-tax adjustments for an impairment reversal and gain on sale of assets of $419.6 million, loss on commodity hedge derivatives of $152.1 million, as well as adjustments for net unrealized foreign exchange gain recorded within deferred taxes and foreign exchange totaling $27.4 million, and other adjustments of $3.8 million
•Reported net earnings were $434.9 million for the fourth quarter, or $1.03 per share. Adjusted net earnings for the fourth quarter were $227.6 million, or $0.54 per share. Adjusted net earnings include after-tax adjustments for a gain on sale of assets of $226.7 million, loss on commodity hedge derivatives of $34.9 million, as well as adjustments for unrealized foreign exchange gain recorded within deferred taxes and foreign exchange totaling $6.0 million, and other adjustments of $9.5 million
•Cash and cash equivalents were $623.1 million at December 31, 2025, up from $463.1 million at the end of the third quarter, and $327.2 million at the end of 2024. This reflects record free cash flow generation, while continuing to reinvest in high-return growth, supporting increased shareholder returns, debt reduction, and the repurchase of hedges. The Company remains well-positioned to internally fund all of its growth initiatives with strong ongoing free cash flow, net cash of $423.1 million, and approximately $1.2 billion of total liquidity
•Returned $80.9 million to shareholders in 2025, nearly double the $41.0 million returned in 2024. This included the repurchase of 1.3 million shares at a cost of $38.8 million, and dividend payments totalling $42.1 million. In addition, the Company announced a 60% increase in the quarterly dividend to $0.04 per share, starting in the first quarter of 2026
•Repaid $50 million of debt during the fourth quarter, leaving $200 million drawn on the credit facility at the end of 2025
•Eliminated half of the 2026 legacy gold hedges from Argonaut Gold Inc. ("Argonaut") in the fourth quarter with the repurchase and elimination of all forward sale contracts that were scheduled to mature in the first half of 2026. These contracts totaled 50,000 ounces at an average price of $1,821 per ounce. The cost to eliminate the hedges was $113.5 million, at an effective price of approximately $4,091 per ounce, providing further upside to current gold prices. This was funded by $63.5 million in cash and a gold sale prepayment for $50.0 million in exchange for the delivery of 12,255 ounces in the first half of 2026 at a prepay price of $4,166 per ounce
Mineral Reserves and Resources, Growth Projects and Other Highlights
•Announced the Island Gold District Expansion Study ("IGD Expansion Study") on February 3, 2026, outlining a long-life operation that is expected to become one of the largest, lowest-cost, and most profitable gold mines in Canada. Compared to the Base Case Life of Mine Plan (the "Base Case LOM Plan") released in June 2025, the IGD Expansion incorporates a 30% increase in Mineral Reserves and an expansion of the Magino mill to 20,000 tpd, driving increased annual production of 534,000 ounces over the initial 10 years (starting in 2028) at average mine-site AISC of $1,025 per ounce. At a gold price of $4,500 per ounce and USD/CAD foreign
2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
exchange rate of $0.74:1, the Island Gold District has an estimated after-tax net present value ("NPV") (5%) of $12.2 billion, making it one of the most valuable gold mines in Canada
•Issued three-year guidance on February 4, 2026, with production expected to increase 12% in 2026 to between 570,000 and 650,000 ounces, and 46% by 2028 to between 755,000 and 835,000 ounces. AISC are expected to decrease 18% by 2028 relative to 2025, driven by low-cost growth from the Island Gold District following the completion of the Phase 3+ Shaft Expansion late in 2026 and the IGD Expansion in 2028. Further growth in production and reduction in costs is expected after the completion of the Lynn Lake project in 2029
•Reported year-end 2025 Mineral Reserves of 15.9 million ounces (265 million tonnes ("mt")), a 32% increase from the end of 2024, with grades also increasing 5% to 1.87 grams per tonne (“g/t Au”). The growth was driven by the successful conversion of a large portion of Mineral Resources to Reserves at the Island Gold District. Measured and Indicated Mineral Resources also increased 6% to 5.5 million ounces (119 mt grading 1.44 g/t Au) driven by additions at Young-Davidson, Lynn Lake and Mulatos. Inferred Mineral Resources decreased 63% to 2.0 million ounces (35 mt grading 1.82 g/t Au) reflecting the successful conversion of Mineral Resources at the Island Gold District to Reserves
•Advanced the Phase 3+ Shaft Expansion at the Island Gold District. This included shaft sink progressing to a depth of 1,350 metres ("m"), or 98% of the ultimate depth, and advancing the paste plant construction. The Phase 3+ Shaft Expansion completion is expected in the fourth quarter of 2026
•Announced an updated development plan for the Lynn Lake project incorporating the BT and Linkwood deposits, and several scope changes including a 13% increase in mill capacity to 9,000 tpd, driving production higher and stronger economics. Lynn Lake is expected to average 186,000 ounces over its initial 10-years at first quartile mine-site AISC of $829 per ounce. Construction activities are expected to ramp up in the spring of 2026, with initial production expected in the first half of 2029
•Received approval of an amendment to the existing environmental impact assessment (Manifestación de Impacto Ambiental) by Mexico’s Secretariat of Environment and Natural Resources in January 2025, allowing for the start of construction on the PDA project within the Mulatos District. PDA remains on budget and on schedule for initial production by mid-2027
•Closed the sale of the Company's Turkish development projects, which consist of Kirazlı, Ağı Dağı and Çamyurt, to Tümad Madencilik Sanayi ve Ticaret A.Ş (“Tümad”) for total cash consideration of $470 million in October 2025. Upon closing, Alamos received the first payment of $160 million. The remaining cash payments, totaling $310 million, are expected to be received on the first and second anniversaries of the closing of the transaction
•Closed the sale of the option to earn 100% interest in the non-core Quartz Mountain Gold Project (“Quartz Mountain”), located in Oregon, to Q-Gold Resources Ltd. (TSXV:QGR) (“Q-Gold”) in October 2025. Quartz Mountain was sold for total consideration of up to $21 million and a 9.9% equity interest in Q-Gold
•Alamos was recognized for the second consecutive year as a TSX30TM 2025 winner by the Toronto Stock Exchange in September 2025. The annual ranking recognizes the 30 top performing stocks over a three-year period. Alamos’ share price increased 310% over the trailing three-year period

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” section at the end of this press release and associated MD&A for a description and calculation of these measures.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Financial Results (in millions)
Operating revenues	$575.3	$375.8	$1,808.8	$1,346.9
Cost of sales (1)	$219.5	$200.9	$809.5	$751.1
Earnings from operations	$330.9	$158.4	$1,097.5	$561.9
Earnings before income taxes	$510.9	$157.2	$1,089.7	$502.2
Net earnings	$434.9	$87.6	$885.8	$284.3
Adjusted net earnings (2)	$227.6	$103.2	$587.1	$328.9
Adjusted earnings before interest, taxes, depreciation and amortization (2)	$384.6	$207.2	$1,073.7	$691.5
Cash provided by operating activities	$250.9	$192.2	$795.3	$661.1
Cash provided by operating activities before changes in working capital and taxes paid (2)	$284.7	$207.9	$924.3	$726.2
Capital expenditures (sustaining) (2)	$49.5	$30.0	$144.6	$110.1
Sustaining finance leases (2)(3)	$3.9	$5.2	$16.5	$10.6
Capital expenditures (growth) (2)	$97.0	$101.2	$318.2	$279.5
Capital expenditures (capitalized exploration)	$11.0	$7.5	$44.3	$28.0
Free cash flow (2)(3)	$156.9	$53.5	$351.7	$272.3
Operating Results
Gold production (ounces)	141,500	140,200	545,400	567,000
Gold sales (ounces)	142,147	141,258	531,230	560,234
Per Ounce Data
Average realized gold price (5)	$3,998	$2,632	$3,372	$2,379
Average spot gold price (London PM Fix)	$4,135	$2,663	$3,432	$2,386
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,544	$1,422	$1,524	$1,341
Total cash costs per ounce of gold sold (2)	$1,111	$981	$1,077	$927
All-in sustaining costs per ounce of gold sold (2)	$1,592	$1,327	$1,524	$1,252
Share Data
Earnings per share, basic	$1.03	$0.21	$2.11	$0.70
Earnings per share, diluted	$1.03	$0.21	$2.10	$0.69
Adjusted earnings per share, basic (2)	$0.54	$0.25	$1.40	$0.81
Weighted average common shares outstanding (basic) (000’s)	420,386	420,192	420,444	408,165
Financial Position (in millions)
Cash and cash equivalents (4)			$623.1	$327.2
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)Sustaining finance leases at the Island Gold District are not included as additions to mineral property, plant and equipment in cash flows used in investing activities.
(4)Cash and cash equivalents in the comparatives reflect the balance as at December 31, 2024.
(5)Average realized gold price for the three months and year ended December 31, 2025 included the delivery of ounces into the gold prepayment facility based on the prepaid price of $2,524 per ounce.
(6)Comparative figures reflect the inclusion of the Magino Mine as of its acquisition on July 12, 2024.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Gold production (ounces)
Island Gold District (7)	60,000	55,600	250,400	188,000
Young-Davidson	41,400	45,700	153,400	174,000
Mulatos District (8)	40,100	38,900	141,600	205,000
Gold sales (ounces)
Island Gold District (7)	62,002	56,100	241,359	183,441
Young-Davidson	42,287	45,441	153,382	173,274
Mulatos District (8)	37,858	39,717	136,489	203,519
Cost of sales (in millions) (1)
Island Gold District (7)	$93.0	$70.1	$344.2	$206.1
Young-Davidson	$74.6	$65.9	$270.1	$261.9
Mulatos District (8)	$51.4	$64.9	$194.7	$283.1
Cost of sales per ounce of gold sold (includes amortization) (1)
Island Gold District (7)	$1,500	$1,250	$1,426	$1,124
Young-Davidson	$1,764	$1,450	$1,761	$1,511
Mulatos District (8)	$1,358	$1,634	$1,426	$1,391
Total cash costs per ounce of gold sold (2)
Island Gold District (7)	$1,164	$911	$1,044	$804
Young-Davidson	$1,234	$955	$1,244	$1,047
Mulatos District (8)	$885	$1,113	$947	$935
Mine-site all-in sustaining costs per ounce of gold sold (2)(3)
Island Gold District (7)	$1,626	$1,342	$1,473	$1,199
Young-Davidson	$1,835	$1,191	$1,633	$1,314
Mulatos District (8)	$946	$1,198	$1,018	$1,001
Capital expenditures (sustaining, growth, and capitalized exploration) (in millions) (2)
Island Gold District (4)(7)(9)	$107.0	$108.4	$346.5	$295.6
Young-Davidson (5)	$33.2	$21.3	$93.6	$86.1
Mulatos District (6)(8)	$11.2	$5.3	$30.1	$20.1
Other	$10.0	$8.9	$53.4	$26.4
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Includes capitalized exploration at Island Gold District of $4.4 million and $18.5 million for the three months and year ended December 31, 2025 ($3.9 million and $14.6 million for the three months and year ended December 31, 2024 ).
(5)Includes capitalized exploration at Young-Davidson of $0.6 million and $9.7 million for the three months and year ended December 31, 2025 ($2.0 million and $5.9 million for the three months and year ended December 31, 2024).
(6)Includes capitalized exploration at Mulatos District of $2.6 million and $12.7 million for the three months and year ended December 31, 2025 ($1.6 million and $7.5 million for the three months and year ended December 31, 2024).
(7)The Island Gold District includes Island Gold and Magino mines for the three months and year ended December 31, 2025. Comparative figures reflect the inclusion of the Magino Mine as of its acquisition on July 12, 2024.
(8)The Mulatos District includes Mulatos and La Yaqui Grande mines.
(9)Sustaining capital expenditures for Island Gold District include certain finance leases classified as sustaining.

5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Environment, Social and Governance Summary Performance
Health and Safety
•Total Recordable Injury Frequency Rate1 ("TRIFR") of 1.47 in the fourth quarter
•Lost time injury frequency rate1 ("LTIFR") of nil in the fourth quarter
•Alamos had 19 recordable injuries across its sites and no lost time injuries in the fourth quarter. For the full year, Alamos had 56 recordable injuries across its sites including 3 LTIs
•For the full year, TRIFR was 1.14 and LTIFR was 0.06, down 35% and 42%, respectively, from the prior year
Alamos had a strong safety performance in 2025, achieving its lowest TRIFR on record, while recognizing that continued effort is required to achieve our ultimate goal of zero harm. Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
In 2026, the Company plans to roll out safety leadership training across all sites in connection with the launch of Alamos’ Home Safe Eight, a new initiative consisting of eight non‑negotiable safety rules targeting high‑risk activities. These rules, which focus on areas such as energy isolation, working at heights, and safe vehicle operation, are designed to significantly reduce the potential for injury through consistent and disciplined application.
Environment
•Zero significant environmental incidents for the fourth quarter and full year, and one reportable spill in the fourth quarter
•Continued reclamation activities at the Cerro Pelon, El Victor and San Carlos pits in the Mulatos District
The one reportable spill occurred at the Island Gold District, where approximately 40 cubic metres of tailings slurry was released due to a pipeline decoupling at the Magino mill. This was promptly addressed at the time of occurrence and is not expected to have any lasting impact on the natural environment. The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce the Company's environmental footprint with the goal of minimizing the impacts of its activities.
Community
Alamos continued to provide charitable donations, sponsorships, medical support and infrastructure investments within its local communities, including:
•Provision of free internet access to the village of Matarachi in Senora, Mexico to create social, educational and economic development opportunities in the region
•Distribution of holiday vouchers and hampers to community members in Matachewan, Lynn Lake, and Marcel Colomb First Nation
•Cash donations to Dubreuilville Food Bank, Lady Dunn Health Center Foundation, as well as several other health, education, and food programs in the communities in which Alamos operates
•Purchase of a heating unit for the Matachewan Fire Department
•Delivered Mining Showcase to more than 250 students from five high schools near the Island Gold District, as well as a community open house for approximately 300 local residents
6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•The Mulatos District received the Exceptional Companies Award by the Business Coordinating Council for its contributions to the UN Sustainable Development Goals. The Mulatos District also received the Sonora Philanthropy Prize, awarded by the Esposos Rodríguez Foundation, Maldonado Foundation, Educativa y Cultural Don José S. Healy Foundation, and the University of Sonora
•Achieved its highest-ever CDP Climate Change score in December, receiving a “B” for its disclosure. Alamos also achieved a score of 56 on S&P Global’s annual Corporate Sustainability Assessment, its highest score to date
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development.
(1) Frequency rate is calculated as incidents per 200,000 hours worked.

7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

2026 Guidance
	Island Gold District	Young-Davidson	Mulatos District	Lynn Lake	Total
Gold production (000's ounces)	290 - 330	155 - 175	125 - 145	—	570 - 650
Cost of sales, including amortization (in millions) (2)					$920
Cost of sales, including amortization ($ per ounce) (2)					$1,450 - $1,550
Total cash costs ($ per ounce) (1)	$875 - $975	$1,350 - $1,450	$930 - $1,030	—	$1,020 - $1,120
All-in sustaining costs ($ per ounce) (1)					$1,500 - $1,600
Mine-site all-in sustaining costs ($ per ounce) (1)(3)	$1,340 - $1,440	$1,730 - $1,830	$1,000 - $1,100	—
Capital expenditures ($ millions)
Sustaining capital (1)(4)	$135 - $150	$55 - $65	$3 - $5	—	$193 - $220
Growth capital (1)(4)	$355 - $385	$25 - $30	$137 - $145	$140 - $160	$657 - $720
Total sustaining and growth capital (1)(4)	$490 - $535	$80 - $95	$140 - $150	$140 - $160	$850 - $940
Capitalized exploration (1)	$33	$12	$9	$6	$60
Total capital expenditures and capitalized exploration (1)	$523 - $568	$92 - $107	$149 - $159	$146 - $166	$910 - $1,000
(1)Refer to the "Non-GAAP Measures and Additional GAAP" section at the end of this press release and associated MD&A for a description of these measures.
(2)Cost of sales includes mining and processing costs, royalties, and amortization expense but excludes silver credit, and is calculated based on the mid-point of total cash cost guidance.
(3)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites the Company allocates a portion of share based compensation to the mine sites, but does not include an allocation of corporate and administrative expenses to the mine sites.
(4)Sustaining and growth capital guidance excludes capitalized exploration.

The Company’s objective is to operate a sustainable business model that supports growing returns to all stakeholders over the long-term, through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities, and supporting higher returns to shareholders.
2025 Year in Review
From an operational perspective, the past year was not reflective of the Company's long track record of execution. Full year production of 545,000 ounces was lower than planned, down 4% from 2024, and at higher costs. Despite the operational challenges, the Company delivered a record financial performance in 2025 and made strong progress on its growth initiatives.
Revenues increased 34% from 2024 to a record $1.8 billion. Through higher gold prices and increasing margins, the Company generated record free cash flow of $351.7 million while continuing to fund its high-return growth initiatives, and a record exploration program. All three operations generated strong mine-site free cash flow, including $221.5 million from the Mulatos District, a record $249.9 million from Young-Davidson, and a record $205.0 million from the Island Gold District while funding the Phase 3+ Shaft Expansion.
Additionally, the Company made strong progress on its growth initiatives, which are expected to nearly double gold production to approximately one million ounces annually by 2030, underpinning one of the strongest outlooks in the sector. The Phase 3+ Expansion continues to advance with the shaft on track to begin skipping ore by the end of 2026. Work on the expansion of the Magino mill began during 2025, while the Company completed an evaluation of the optimal size of a larger expansion of the Island Gold District given the significant ongoing growth in Mineral Reserves and Resources.
8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
The study was completed earlier this month, with the announcement of the IGD Expansion to 20,000 tpd which is expected to create one of the largest, lowest-cost, and most profitable gold mines in Canada. Following the expected completion of the expansion in 2028, annual production is expected to average 534,000 ounces over the initial 10 years, a 27% increase from the Base Case LOM announced in June 2025, and a 113% increase from 2025, at low mine-site AISC of $1,025 per ounce. The Expansion Study also incorporated a 30% increase in Mineral Reserves to eight million ounces compared to the Base Case LOM Plan, supporting a 19 year mine life.
The expansion has attractive economics with an after-tax IRR of 53% and after-tax NPV of $8.2 billion at the base case gold price of $3,200 per ounce. At a gold price of $4,500 per ounce, the after-tax IRR increases to 69% and after-tax NPV increases to $12.2 billion outlining one of the largest and most valuable gold operations in Canada. Given the significant exploration upside within the main Island Gold structure, and regionally with potential for several higher-grade targets to be incorporated into the expanded operation, there is excellent potential for the value of the Island Gold District to continue to grow (refer to the press release dated February 3, 2026 for more details).
Work on the expansion of the Magino mill began during 2025, with all infrastructure designed to support the larger expansion to 20,000 tpd. With all earthworks and concrete foundation complete, and the steel structure of the new mill building already constructed, the larger IGD Expansion is already well underway and significantly derisked.
Given the previously announced delay in the ramp up of construction of the Lynn Lake project during 2025 due to forest fires in Manitoba, the Company utilized the additional time to re-engineer and optimize the development plan. This included incorporating the BT and Linkwood satellite deposits into the project which has significantly extended the mine life to well beyond 20 years, and scaling up the size of the planned mill by 13% to 9,000 tpd, supporting higher rates of production and stronger economics. Construction activities are expected to ramp up starting in the spring of 2026 with initial production expected in the first half of 2029. Lynn Lake is an important component of the Company's strong growth profile with production expected to average 186,000 ounces over its initial 10 years, at low mine-site AISC of $829 per ounce.
Development activities on PDA advanced with procurement of long lead time items and mobilizing the contractor for portal construction and start of underground development. Construction activities are expected to ramp up in 2026 with PDA on track for initial production mid-2027.
From an exploration perspective, it was another successful year across the Company's portfolio of assets. Global Mineral Reserves increased 32% to 15.9 million ounces with grades also increasing 5% to 1.87 g/t Au (265 mt). This marked the seventh consecutive year Mineral Reserves have increased for a cumulative increase of 64%, with grades also increasing 24% over that time frame. The increase was driven by the successful conversion of a large portion of Mineral Resources to Reserves at the Island Gold District.
2026 Outlook
The Company provided three-year production and operating guidance in February 2026, which outlined growing production at declining costs over the next three years. Refer to the Company’s February 4, 2026 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2026 guidance and three-year production, cost and capital outlook.
Consolidated production is expected to increase 12% from 2025 (based on the mid-point) to a range of between 570,000 and 650,000 ounces. This is expected to be driven by the ramp up of underground mining rates through the year at Island Gold in conjunction with the completion of the Phase 3+ Shaft Expansion towards the end of 2026, as well as increased mining rates at Young-Davidson. First quarter production is expected to be between 120,000 and 135,000 ounces at AISC slightly above the top end of the first half guidance range of $1,725 per ounce. Production is expected to be higher in the second half of the year driven by the ongoing ramp up of underground mining rates at Island Gold.
9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Total cash costs and AISC per ounce are expected to be consistent with 2025 for the full year, and trend lower through the year driven by low-cost growth at the Island Gold District. Costs are expected to be above the full year guidance range in the first half of the year, with a significant decrease expected into the second half of 2026 driven by the ramp up of underground mining rates at Island Gold. A further decrease in costs is expected in each of 2027 and 2028.
Gold production is expected to increase to a range of between 650,000 and 730,000 ounces in 2027, a 13% increase from 2026, and 27% increase from 2025. The Island Gold District is expected to drive this growth with 2027 representing the first full year operating from the new shaft infrastructure, supporting higher underground mining rates. The completion of the IGD Expansion in 2028 is expected to drive a further increase in production to a range of 755,000 to 835,000 ounces, representing a 15% increase from 2027 and cumulative 46% increase from 2025.
Further growth is expected into 2029 with initial production from Lynn Lake, and the ramp up of underground mining rates at Island Gold to 3,000 tpd, as outlined in the IGD Expansion Study. By 2030, production is expected to increase to a rate of approximately one million ounces annually.
Total cash costs and AISC in 2027 are expected to decrease 18% and 11%, respectively, from 2026 driven by low-cost growth from the Island Gold District with the completion of the shaft and connecting the Magino mill to low-cost grid power. A further decrease in costs is expected into 2028 with AISC expected to be in the range of between $1,200 and $1,300 per ounce. This represents a 9% decrease from 2027 and nearly 20% decrease from 2025. This is expected to be driven by the first full year of production from PDA in Mexico and a further increase in low-cost production from the Island Gold District with the completion of the IGD Expansion. Costs are expected to continue decreasing into 2029 and 2030 with the ramp up of underground mining rates at Island Gold to 3,000 tpd, as outlined in the IGD Expansion Study, and the start of production from the low-cost Lynn Lake project.
Capital spending in 2026 is expected to increase from 2025 to a range of $850 to $940 million, excluding capitalized exploration of $60 million. This reflects the inclusion of capital for the IGD Expansion, acceleration of certain capital expenditures at the Canadian mine-sites, and ongoing inflation. Capital spending is expected to decline slightly in 2027 with increased spending at Lynn Lake offset by lower spending on PDA and the Island Gold District. In 2028, capital spending is expected to decrease approximately 24% compared to 2027 as the IGD Expansion is completed. A more significant decrease is expected into 2029 and 2030 with the completion of construction at Lynn Lake.
The 2026 global exploration budget has increased to a record $97 million, a 35% increase from the 2025 budget of $72 million reflecting significant exploration success across its assets. This includes expanded budgets at each of the Island Gold District, Young-Davidson and Lynn Lake. The Island Gold District remains the largest portion of the budget with $43 million planned for 2026, following up on another year of substantial Mineral Reserve growth.
Cash taxes attributable to the Mulatos District and Canadian operations are expected to total between $160 and $180 million globally in 2026 based on a budgeted gold price of $4,000 per ounce, with approximately half of this amount expected to be paid in the first quarter. Mexico will comprise approximately 65% of global cash taxes. Given the rapid increase in gold prices over the past two years, existing tax pools in Canada are being utilized at a faster pace with more substantial taxes to be paid in Canada in 2026 compared to the previous years.
Additionally, as previously guided, the Company's cash flow during 2026 will be impacted by the planned delivery of 12,255 ounces into the gold prepayment facility. The ounces will be delivered monthly in the first half of 2026 (approximately 2,043 ounces per month) and recorded as revenue based on the prepay price of $4,166 per ounce. There will be no cash flow associated with the sale of these ounces in 2026, with proceeds already received in 2025. Proceeds from the prepay and $63.5 million of cash were used to repurchase and eliminate legacy Argonaut hedges which totaled 50,000 ounces in the first half of 2026.
The Company remains well positioned to fund its high-return growth projects internally with strong ongoing free cash flow, $623.1 million of cash and cash equivalents at the end of 2025, and approximately $1.2 billion of total liquidity. At current gold prices, the Company expects to continue generating strong free cash flow while funding its
10 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
growth projects, with significant increases following the completion of the Phase 3+ Shaft Expansion in 2026, PDA in 2027, IGD Expansion in 2028 and Lynn Lake in 2029. The Company also remains focused on shareholder returns. Given the strong free cash flow being generated, the Company increased its quarterly dividend by 60% to $0.04 per share, starting in the first quarter of 2026, while continuing to assess opportunities to be active on its share buyback.

11 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Fourth Quarter and Year-End 2025 results
Island Gold District Financial and Operational Review (6)

	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Gold production (ounces)	60,000	55,600	250,400	188,000
Gold sales (ounces)	62,002	56,100	241,359	183,441
Financial Review (in millions)
Operating Revenues	$258.1	$148.1	$833.9	$444.3
Cost of sales (1)	$93.0	$70.1	$344.2	$206.1
Earnings from operations	$163.1	$76.6	$483.9	$232.5
Cash provided by operating activities	$164.5	$83.2	$535.0	$257.0
Capital expenditures (sustaining) (2)	$23.7	$18.1	$83.2	$60.0
Lease payments (sustaining) (2),(5)	$3.9	$5.2	$16.5	$10.6
Capital expenditures (growth) (2)	$75.0	$81.2	$228.3	$203.5
Capital expenditures (capitalized exploration) (2)	$4.4	$3.9	$18.5	$14.6
Mine-site free cash flow (2),(5)	$61.4	($20.0)	$205.0	($28.0)
Cost of sales, including amortization per ounce of gold sold (1)	$1,500	$1,250	$1,426	$1,124
Total cash costs per ounce of gold sold (2)	$1,164	$911	$1,044	$804
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,626	$1,342	$1,473	$1,199
Island Gold Mine
Underground Operations
Tonnes of ore mined	106,400	112,980	451,672	396,686
Tonnes of ore mined per day	1,157	1,228	1,237	1,084
Average grade of gold (4)	10.61	11.05	11.44	12.39
Metres developed	1,539	1,914	7,597	6,626
Island Gold Mill Operations (9)
Tonnes of ore processed	108,160	110,096	342,334	392,460
Tonnes of ore processed per day	1,176	1,197	1,160	1,072
Average grade of gold (4)	10.71	11.19	11.61	12.47
Contained ounces milled	37,226	39,614	127,804	157,379
Average recovery rate	98%	98%	98%	98%
Magino Mine
Open Pit Operations
Tonnes of ore mined - open pit (7)	1,526,445	1,020,260	5,465,033	1,838,496
Tonnes of ore mined per day	16,592	11,090	14,973	10,689
Total waste mined - open pit (8)	2,650,693	3,877,170	13,754,912	6,759,562
Total tonnes mined - open pit	4,177,138	4,897,430	19,219,944	8,598,059
Waste-to-ore ratio (8)	1.74	3.96	2.52	4.18
Average grade of gold (4)	0.83	0.73	0.82	0.81
Magino Mill Operations (10)
Tonnes of ore processed	793,541	615,076	3,004,449	1,165,551
Tonnes of ore processed per day	8,625	6,686	8,231	6,776
Average grade of gold processed (4)	1.11	0.89	1.34	0.91
Contained ounces milled	28,386	17,571	129,385	33,941
Average recovery rate	95%	94%	95%	95%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Grams per tonne of gold.
(5)Mine-site free cash flow does not include lease payments which are classified as cash flows used in financing activities on the consolidated financial statements.
(6)Comparative figures reflect the inclusion of the Magino Mine as of its acquisition on July 12, 2024.
(7)Includes ore stockpiled during the periods.
(8)Total waste mined includes operating waste and capitalized stripping.
(9)Island Gold average milling rates exclude the period where mill was on care and maintenance between July 16 and September 23, 2025.
(10)Magino mill results include the processing of open pit ore from Magino and excess underground ore not processed within the Island Gold mill.

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TRADING SYMBOL: TSX:AGI NYSE:AGI
The Island Gold District produced 60,000 ounces in the fourth quarter of 2025, an 8% increase from the prior year period reflecting higher tonnes processed. Fourth quarter production was down from the third quarter and below plan due to lower underground mining rates as well as reduced mill throughput. For the full year, the Island Gold District produced 250,400 ounces, slightly below the low-end of revised annual guidance.
Island Gold Operational Review
Underground mining rates averaged 1,157 tpd in the fourth quarter, a 6% decrease from the prior year period and slightly below full year guidance reflecting additional rehabilitation work related to the seismic event in October, as well as downtime in late December due to severe winter weather. Severe snowstorms and subsequent road closures prevented delivery of supplies and access to site by personnel and emergency services. This required a stand down of underground mining operations for three days. For the full year, underground mining rates averaged 1,237 tpd, a 14% increase compared to the prior year and within the annual guidance range.
The majority of the underground rehabilitation work was completed during the quarter but was more extensive than originally anticipated, which impacted mining rates. With substantial progress made through the end of November, underground mining rates improved to average 1,220 tpd for the month of December. Excluding the impact of the three days of weather-related downtime near the end of the quarter, mining rates would have averaged approximately 1,350 tpd in December. Rehabilitation work required for the ramp up of mining rates through 2026 as part of the Phase 3+ Shaft Expansion has been substantially completed. Mining rates are expected to increase to average approximately 1,400 tpd in the first quarter, and continue increasing to average 2,000 tpd by the end of 2026, coinciding with the completion of the shaft infrastructure. A further increase to 2,400 tpd is expected early in 2027.
Underground grades mined averaged 10.61 g/t Au for the fourth quarter and 11.44 g/t Au for the full year, both in line with guidance. In 2026, grades are expected to increase through the year from 9.0 g/t Au in the first quarter to 11.5 g/t Au in the fourth quarter and average close to the Mineral Reserve grade for the year.
The Island Gold mill throughput averaged 1,176 tpd for the fourth quarter, consistent with mining rates. Mill throughput averaged 1,160 tpd for the full year, slightly below mining rates, with excess underground ore being processed at the Magino mill. Mill recoveries averaged 98% for the fourth quarter and full year, slightly above guidance.
As outlined in the IGD Expansion Study, the Island Gold mill will continue operating until early 2028 and process approximately 1,265 tpd of higher grade underground ore. The remaining underground ore mined beyond the Island Gold mill capacity will be blended at increasing rates with open pit ore and processed within the Magino mill. The Island Gold mill is expected to be shut down early 2028, after the completion of the larger Magino mill expansion to 20,000 tpd, when all underground and open pit ore will be processed within the larger and more cost-effective Magino mill.
Magino Operational Review
Total mining rates averaged 45,404 tpd during the fourth quarter. This included 16,592 tpd of ore, a 50% increase from the prior year period and above full year guidance. For the full year, ore mined averaged 14,973 tpd, in line with guidance. Grades mined of 0.83 g/t Au for the fourth quarter and 0.82 g/t Au for the full year were both consistent with annual guidance.
Milling rates averaged 8,625 tpd in the fourth quarter, up slightly from the third quarter and 29% higher than the prior year period. For the full year, milling rates averaged 8,231 tpd, below annual guidance. Through most of the quarter, milling rates averaged more than 9,000 tpd before being impacted by the above noted severe winter weather issues late in December. Additionally, an earlier than planned replacement of the liner within the discharge end of the SAG mill reduced mill throughput during the quarter.
The weather-related road closures impacted the regular delivery of compressed natural gas ("CNG") to the CNG plant, which currently supplies the mill with power. This resulted in three days of downtime to the mill. Excluding this impact, milling rates would have averaged nearly 9,000 tpd, a 7% improvement from the third quarter.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
As part of the Phase 3+ Shaft Expansion, the Magino mill is expected to be connected to grid power in late 2026, which will eliminate the reliance on CNG going forward. The connection to lower cost grid power will not only provide a more reliable source of power, but also drive processing costs lower.
In addition to the improvements resulting from the connection to grid power, the Company has completed a restructuring of the maintenance and mill operating management teams, and continues to work with third-party specialists to implement additional modifications to improve reliability. This includes the addition of a temporary crusher during the first quarter to provide supplemental crushed ore feed after the existing secondary crusher arrangement. These modifications are expected to drive improved milling rates into the second quarter, with a further increase to consistent levels of 10,000 tpd from the third quarter onward.
As outlined in the IGD Expansion Study, further improvements are planned for the existing crushing and conveying circuit as part of a larger expansion to 20,000 tpd. These include the addition of a gyratory crusher, ore bins, and a new truck dump configuration allowing for the direct tipping of ore. In addition to the connection to grid power, these changes will significantly improve the performance of the existing crushing circuit by reducing ore rehandling and ensuring more consistent and higher ore flow to the mill.
Grades processed of 1.11 g/t Au during the fourth quarter were slightly above the annual guidance and reflect the inclusion of 5,000 tonnes of higher grade underground ore during the quarter. Combined grades from underground and open pit ore processed in the Magino mill during the full year were 1.34 g/t Au. Recoveries for the fourth quarter and full year were 95%, consistent with annual guidance.
Island Gold District Financial Review
Revenues of $258.1 million in the fourth quarter were 74% higher than the prior year period, driven by higher realized gold prices and an increase in ounces sold reflecting higher tonnes processed from the Island Gold District. Similarly, revenues of $833.9 million for the full year were 88% higher than the prior year, primarily due to higher realized gold prices and increased ounces sold.
Cost of sales of $93.0 million in the fourth quarter and $344.2 million for the full year were 33% and 67% higher than the prior year periods, respectively, due to higher ounces sold and increased unit costs.
Total cash costs of $1,164 per ounce and mine-site AISC of $1,626 per ounce in the fourth quarter were higher than the prior year period, driven by a higher proportion of production from Magino, increase in royalty expense, and increases in maintenance and contractor costs. Total cash costs and mine-site AISC were above the revised annual guidance range, driven by lower mill throughput at Magino, lower mining rates at Island Gold, and higher royalty expense. For the full year, total cash costs of $1,044 per ounce and mine-site AISC of $1,473 per ounce were above the revised annual guidance range, driven by lower production at Magino and higher underground mining costs.
Total capital expenditures were $107.0 million in the fourth quarter, including $23.7 million of sustaining capital, $3.9 million of sustaining lease payments, and $4.4 million of capitalized exploration. Growth capital spending of $75.0 million was primarily focused on the Phase 3+ Shaft Expansion, including shaft site infrastructure, paste plant, mill expansion, and underground development. Work on the 1350 level shaft station continued during the fourth quarter with the overall shaft sink scheduled to be completed by the end of the first quarter of 2026, and initial skipping of ore from the shaft infrastructure expected in the fourth quarter of 2026. Capital expenditures, inclusive of capitalized exploration, totaled $346.5 million for the full year, lower than the revised guidance range due to timing of spend.
The Island Gold District generated strong mine-site free cash flow of $61.4 million in the fourth quarter and a record $205.0 million for the full year, net of the significant capital investment related to the Phase 3+ Shaft Expansion and exploration. At current gold prices, the Island Gold District is expected to continue generating strong free cash flow while funding the expansion of the operation and a robust exploration program, with significant free cash flow growth expected in 2027 onwards.
14 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Gold production (ounces)	41,400	45,700	153,400	174,000
Gold sales (ounces)	42,287	45,441	153,382	173,274
Financial Review (in millions)
Operating Revenues	$176.8	$120.5	$534.1	$415.3
Cost of sales (1)	$74.6	$65.9	$270.1	$261.9
Earnings from operations	$100.9	$53.7	$260.6	$207.5
Cash provided by operating activities	$122.9	$71.6	$343.5	$227.0
Capital expenditures (sustaining) (2)	$25.3	$10.6	$59.1	$45.7
Capital expenditures (growth) (2)	$7.3	$8.7	$24.8	$34.5
Capital expenditures (capitalized exploration) (2)	$0.6	$2.0	$9.7	$5.9
Mine-site free cash flow (2)	$89.7	$50.3	$249.9	$140.9
Cost of sales, including amortization per ounce of gold sold (1)	$1,764	$1,450	$1,761	$1,511
Total cash costs per ounce of gold sold (2)	$1,234	$955	$1,244	$1,047
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,835	$1,191	$1,633	$1,314
Underground Operations
Tonnes of ore mined	655,972	738,717	2,586,691	2,786,639
Tonnes of ore mined per day	7,130	8,030	7,087	7,614
Average grade of gold (4)	2.10	2.10	2.01	2.08
Metres developed	2,002	1,953	8,137	8,274
Mill Operations
Tonnes of ore processed	746,153	746,709	2,705,669	2,806,192
Tonnes of ore processed per day	8,110	8,116	7,413	7,667
Average grade of gold (4)	1.92	2.10	1.94	2.08
Contained ounces milled	46,019	50,325	168,373	187,321
Average recovery rate	90%	91%	91%	91%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Grams per tonne of gold.
Operational review
Young-Davidson produced 41,400 ounces of gold in the fourth quarter, 9% higher than the third quarter driven by an increase in tonnes and grades processed. Relative to the prior year period, production decreased 9% driven by lower mining rates. Production for the full year totaled 153,400 ounces, below revised guidance, and the prior year, due to lower mining rates and grades.
Mining rates averaged 7,130 tpd in the fourth quarter, below the prior year period and annual guidance reflecting severe winter weather conditions late in December, rehabilitation work required on one of three ore passes, and the failure of a small portion of a paste plug underground. For the full year, mining rates averaged 7,087 tpd, below the prior year and annual guidance.
Mining rates are expected to increase to average 7,600 tpd in the first quarter of 2026 reflecting additional ore pass availability and capacity. A new ore pass is also being commissioned during the first quarter, such that four will be available by the second quarter. This is expected to provide additional operational flexibility and support increased mining rates of approximately 8,000 tpd in the second quarter and through the rest of the year.
Grades mined of 2.10 g/t Au for the fourth quarter were consistent with the prior year period but lower than planned due to higher mining dilution within the stope impacted by the paste plug failure. Prior to this issue, grades mined
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TRADING SYMBOL: TSX:AGI NYSE:AGI
averaged 2.20 g/t Au in October and November. Grades mined of 2.01 g/t Au for the full year were 3% lower than the prior year and slightly below the annual guidance range.
Milling rates averaged 8,110 tpd in the fourth quarter, consistent with the prior year period and above mining rates with low-grade stockpiled ore processed given the excess mill capacity. For the full year, milling rates averaged 7,413 tpd, 3% lower than the prior year. Milled grades averaged 1.92 g/t Au for the fourth quarter and 1.94 g/t Au for the full year, lower than mined grades reflecting the contribution of lower grade stockpiled ore. Mill recoveries averaged 90% for the fourth quarter and 91% for the full year, in-line with annual guidance.
Financial Review
Revenues increased to $176.8 million in the fourth quarter, 47% higher than the prior year period, driven by higher realized gold prices, partially offset by lower ounces sold. For the full year, revenues of $534.1 million were 29% higher than the prior year, driven by the same factors.
Cost of sales of $74.6 million in the fourth quarter were 13% higher than the prior year period, reflecting a higher royalty expense, ongoing labour inflation, and lower grades processed, partially offset by lower ounces sold. Cost of sales of $270.1 million for the full year were 3% higher than the prior year, driven by the same factors.
Fourth quarter total cash costs of $1,234 per ounce and mine-site AISC of $1,835 per ounce were higher than the prior year period, primarily due to lower grades processed, higher royalty expense, and ongoing labour inflation. The increase in mine-site AISC was also impacted by higher sustaining capital expenditures, as planned, over less ounces sold. Total cash costs of $1,244 per ounce and mine-site AISC of $1,633 per ounce for the full of year were higher than the prior year, driven by the same factors.
Capital expenditures in the fourth quarter totaled $33.2 million, including $25.3 million of sustaining capital and $7.3 million of growth capital. Additionally, $0.6 million was invested in capitalized exploration during the quarter. Capital expenditures, inclusive of capitalized exploration, totaled $93.6 million for the full year, slightly higher than annual guidance.
Young-Davidson continues to generate strong ongoing mine-site free cash flow, including a record $89.7 million in the fourth quarter and $249.9 million for the full year, surpassing the previous annual record of $140.9 million. With a 14-year Mineral Reserve life, the operation is well-positioned to generate strong ongoing free cash flow over the long-term.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Mulatos District Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Gold production (ounces)	40,100	38,900	141,600	205,000
Gold sales (ounces)	37,858	39,717	136,489	203,519
Financial Review (in millions)
Operating Revenues	$160.4	$107.2	$485.8	$487.3
Cost of sales (1)	$51.4	$64.9	$194.7	$283.1
Earnings from operations	$108.1	$39.9	$283.7	$191.1
Cash provided by operating activities	$103.5	$58.7	$251.6	$260.0
Capital expenditures (sustaining) (2)	$0.5	$1.3	$2.3	$4.4
Capital expenditures (growth) (2)	$8.1	$2.4	$15.1	$8.2
Capital expenditures (capitalized exploration) (2)	$2.6	$1.6	$12.7	$7.5
Mine-site free cash flow (2)	$92.3	$53.4	$221.5	$239.9
Cost of sales, including amortization per ounce of gold sold (1)	$1,358	$1,634	$1,426	$1,391
Total cash costs per ounce of gold sold (2)	$885	$1,113	$947	$935
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$946	$1,198	$1,018	$1,001
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit	1,071,540	965,182	4,078,875	3,951,240
Total waste mined - open pit	4,221,982	4,188,162	16,337,196	16,185,032
Total tonnes mined - open pit	5,293,522	5,153,345	20,416,071	20,136,272
Waste-to-ore ratio	3.94	4.34	4.01	4.10
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,091,255	991,160	4,141,466	3,960,225
Average grade of gold processed (4)	1.30	0.93	1.26	1.27
Contained ounces stacked	45,438	29,484	168,365	161,205
Average recovery rate	69%	98%	64%	98%
Ore crushed per day (tonnes)	11,900	10,800	11,300	10,800
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Grams per tonne of gold.
Mulatos District Operational Review
Production totaled 40,100 ounces in the fourth quarter, an 8% increase from the third quarter, reflecting strong stacking rates and the recovery of previously stacked ounces on the leach pad. Production for the full year totaled 141,600 ounces, in line with the revised annual guidance which had been increased in October 2025, reflecting the strong ongoing performance from La Yaqui Grande.
La Yaqui Grande produced 31,200 ounces in the fourth quarter, and 107,300 ounces for the full year, exceeding initial expectations as a result of higher than planned stacking rates. Stacking rates averaged 11,900 tpd in the fourth quarter and 11,300 tpd for the full year, exceeding annual guidance. Grades stacked averaged 1.30 g/t Au during the fourth quarter and 1.26 g/t Au for the full year, consistent with annual guidance. Recovery rates of 69% in the fourth quarter and 64% for the full year were lower than prior year periods and slightly below guidance reflecting the timing of the recovery of ounces stacked on the pad over the past few quarters.
Mulatos commenced residual leaching in December 2023 and produced 8,900 ounces in the fourth quarter and 34,300 ounces for the full year.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos District Financial Review
Revenues of $160.4 million in the fourth quarter were 50% higher than the prior year period, reflecting higher realized gold prices, partially offset by lower ounces sold. For the full year, revenues of $485.8 million were consistent with the prior year, reflecting lower ounces sold, offset by higher realized gold prices.
Cost of sales of $51.4 million in the fourth quarter were 21% lower than the prior year period, driven by lower ounces sold. For the full year, cost of sales were $194.7 million, 31% lower than the prior year, also driven by lower ounces sold.
Total cash costs of $885 per ounce and mine-site AISC of $946 per ounce in the fourth quarter were lower than the prior year period reflecting higher grades stacked and a higher contribution of lower cost production from La Yaqui Grande. For the full year, total cash costs were $947 per ounce and mine-site AISC were $1,018 per ounce were consistent with prior year and in-line with annual guidance.
Capital expenditures totaled $11.2 million in the fourth quarter, including $0.5 million of sustaining capital and $2.6 million of capitalized exploration. Growth capital spending of $8.1 million was primarily related to procurement activities, detailed engineering, and earthworks on the mill foundation for PDA. For the full year, capital spending totaled $30.1 million, including $2.3 million of sustaining capital and $12.7 million of capitalized exploration, in-line with revised annual guidance. Spending on PDA is expected to increase significantly in 2026, with the ramp up of construction activities. The majority of the remainder of the total initial capital estimate of $165 million will be spent in 2026 with first production on track for mid-2027.
The Mulatos District generated record mine-site free cash flow of $92.3 million in the fourth quarter, 73% higher than the prior year period, driven by higher realized gold prices and lower costs. Mine-site free cash flow was $221.5 million for the full year, 8% lower than the prior year, reflecting lower gold sales and higher cash taxes. The strong free cash flow generation was net of $19.1 million of cash tax payments in the fourth quarter, and $99.5 million in the year, primarily related to 2024 income and mining taxes payable, and 2025 income tax installments. Given the strong ongoing profitability of the operation in 2025, the Company expects cash tax payments in 2026 to increase approximately 10% from 2025 based on a budgeted gold price of $4,000 per ounce. This includes the 2025 year end tax payment due in the first quarter, which is expected to be approximately $50 million.

18 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Fourth Quarter 2025 Development Activities
Island Gold District (Ontario, Canada)
Phase 3+ Shaft and IGD Expansion
In 2022, the Company announced the Phase 3+ Shaft Expansion at Island Gold to 2,400 tpd from the current rate of 1,200 tpd, which includes various infrastructure investments. These include the installation of a shaft, paste plant, as well as accelerated development to support the higher mining rates. Following the completion of the expansion late in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower. As at December 31, 2025, 91% of the total growth capital has been spent and committed on the Phase 3+ Shaft Expansion.
On June 23, 2025, the Company announced the Base Case LOM Plan, which outlined 2,400 tpd underground and 10,000 tpd open pit operations feeding a 12,400 tpd mill. With the continued exploration success and growth of both orebodies at the Island Gold District, the Company announced the IGD Expansion Study on February 3, 2026. The new Study outlined a larger, long-life, low-cost mine with an average annual gold production of 534,000 ounces over the initial 10 years (starting in 2028) at average mine-site AISC of $1,025 per ounce. The IGD Expansion growth capital of $542 million will be spent on the expansion of the Magino mill to 20,000 tpd, accelerated underground development, and mobile equipment to support higher underground and open pit mining rates of 3,000 tpd and 17,000 tpd, respectively. Including remaining spend on the Phase 3+ Shaft Expansion, total growth capital is estimated at $704 million, most of which will be spent over the next three years.
As outlined in the IGD Expansion Study, the Island Gold mill will continue operating and will be dedicated to processing approximately 1,265 tpd of higher grade underground ore until the expected completion of the Magino mill expansion in first quarter of 2028. The remaining underground ore mined, beyond the Island mill capacity of 1,265 tpd, will be blended at increasing rates with open pit ore and processed within the Magino mill.
During the fourth quarter of 2025, the Company spent $75.0 million in growth capital at the Island Gold District, primarily on the Phase 3+ Shaft Expansion and underground development. Progress on the Phase 3+ Shaft Expansion during the fourth quarter is summarized as follows:
•Shaft sinking advanced to a depth of 1,350 m, or 98% of the planned depth of 1,379 m
•Advanced development activities on the loading pocket at shaft bottom
•Progressed mechanical and electrical outfitting for the water handling facility and shaft bin house
•Magino mill expansion to 20,000 tpd advancing with concrete foundation, mill building steel installation, and cladding activities underway
•Paste plant construction progressing on plan with expected completion in second quarter of 2026 and commissioning in the fourth quarter
•Completed concrete foundation for new administrative complex, with main structural steel installment and cladding underway
•Lateral development in support of higher mining rates ramp up through 2026
•Work advanced on the 115kV power line project in partnership with the Batchewana First Nation, including substantial completion of tree clearing and substation construction activities
The Phase 3+ Shaft Expansion is on schedule to be completed in the fourth quarter of 2026, and the IGD Expansion to 20,000 tpd is expected to be completed early in 2028.
19 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

(in US$M) Growth capital (including indirects and contingency)	P3+ Estimate June 2025[1]	Spent to date[1,2]	Committed to date[1]	% of Spent & Committed
Shaft & Shaft Surface Complex	324	263	29	90%
Mill Expansion[3]	67	64	29	139%
Paste Plant	60	48	4	87%
Power Upgrade[4]	38	46	3	129%
General Indirect Costs	91	76	4	88%
Total Growth Capital	$580	$497	$69	98%

Underground Equipment, Infrastructure & Accelerated Development	255	198	—	78%
Total Growth Capital (including Accelerated Spend)	$835	$695	$69	91%
1.Reflects updated initial capital estimates released in June 2025 as part of the Base Case LOM Plan, based on USD/CAD exchange $0.73:1 in 2025 and $0.74:1 in 2026 and 2027. Spent to date based on average USD/CAD of $0.73:1 since the start of 2022. Committed to date based on the spot USD/CAD rate as at December 31, 2025 of $0.73:1.
2.Amount spent to date accounted for on an accrual basis, including working capital movements.
3.Includes components for Magino mill expansion to 20,000 tpd which were not included in P3+ Estimate.
4.Power upgrade spent to-date is on a 100% basis and does not reflect partner’s contributions.
Island Gold shaft site area - February 2026
20 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Island Gold paste plant - February 2026

Island Gold 1350L shaft station (depth of 1,350 m) - January 2026

21 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Magino mill expansion - February 2026
Lynn Lake (Manitoba, Canada)
On January 13, 2025, the Company announced a positive construction decision on the Lynn Lake project. With the approval of the Closure Plan in January 2025, the required permitting and pre-construction conditions have been met allowing for the start of construction on the Lynn Lake project. During the first quarter of 2025, the Company also signed an Impact Benefit Agreement ("IBA") with Mathias Colomb Cree Nation. The Company now has IBAs in place with both of the First Nation communities proximal to the Lynn Lake project.
In February 2025, an internal economic study and development plan was released on the BT and Linkwood satellite deposits located in proximity to the Lynn Lake project. The BT and Linkwood deposits are expected to provide a source of additional mill feed to the Lynn Lake project, extending the combined mine life of the project to 27 years (from 17), increase longer term rates of production, and enhance the overall economics.
Given the impact of wildfires and evacuation orders in Northern Manitoba in 2025, the planned ramp up of construction activities on the Lynn Lake project was delayed. With the evacuation order lifted, the project team returned to site late in 2025. Limited construction activities are planned during the winter months with construction activities expected to resume during the spring of 2026, which is the more cost-effective and lower risk approach.
With the delays in ramping up construction activities and significantly longer mine life, incorporating the BT and Linkwood deposits, the Company has re-engineered and optimized a number of elements within the broader Lynn Lake development plan. This includes several scope changes, most notably increasing the mill capacity by 13% to 9,000 tpd, driving production higher and stronger economics.
Reflecting scope changes to support a larger operation, three years of inflation since the 2023 Feasibility Study, and the longer construction timeline due to the 2025 wildfires, initial capital for the project has increased to $937 million, with $871 million remaining to be spent as of the start of 2026. This is up from $632 million in the 2023 Feasibility Study which was based on 2022 costing.
22 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
The updated parameters for the Lynn Lake project, incorporating the revised capital, larger Mineral Reserve base including BT and Linkwood, and increased mill throughput, are as follows:
•Average annual production of 186,000 ounces over the initial 10 years
•Low mine-site AISC of $829 per ounce over the initial 10 years ($1,039 per ounce over the life of mine)
•Long mine life of 25 years with total production of three million ounces (based on Mineral Reserves at the end of 2024)
•Attractive economics with significant near-mine and regional exploration upside
Capital spending on the Lynn Lake project in 2026 is expected to be between $140 and $160 million, a decrease from the previous 2026 guidance reflecting the delay in construction ramp up. Spending is expected to be second half-weighted with a gradual ramp up in the first half of the year. Construction activities in 2026 include permanent camp construction, bulk earthworks, power infrastructure upgrades, and orders for long lead-time items.
The majority of initial capital will be spent in 2027 and 2028, with first production expected in the first half of 2029. With attractive economics and significant exploration upside, the Lynn Lake project is a key component of the Company’s leading high-return organic growth profile.
Development spending (excluding exploration) was $9.8 million in the fourth quarter of 2025, primarily on procurement, process design engineering, site remobilization and preparation, and project owner's team. For the full year, development spending (excluding exploration) was $49.8 million, with spending to ramp up in 2026.
PDA (Sonora, Mexico)
On September 4, 2024, the Company reported the results of the development plan for the PDA project located within the Mulatos District. PDA is a higher-grade underground deposit adjacent to the Mulatos open pit and will benefit from the use of existing crushing infrastructure from Cerro Pelon, supporting lower initial capital and project execution risk.
On January 29, 2025, the Company announced it has been granted approval of an amendment to its existing environmental impact assessment (Manifestación de Impacto Ambiental) by Mexico’s Secretariat of Environment and Natural Resources, allowing for the start of construction on the PDA project. Total initial capital estimate of $165 million remains unchanged with the majority of spending expected in 2026, and first production on track for mid-2027.
As outlined in the 2024 development plan, PDA is expected to produce an average of 127,000 ounces per year over the first four years and 104,000 ounces over the current mine life (based on Mineral Reserves as at December 31, 2023). Total cash costs are expected to average $921 per ounce and mine-site AISC $1,003 per ounce, consistent with the Company’s overall low cost structure.
Reflecting the low cost structure and low initial capital, PDA is expected to be a high-return project with significant exploration upside. Based on the development plan released in September 2024, PDA has an estimated after-tax IRR of 46% and after-tax NPV (5%) of $269 million using base case gold price assumption of $1,950 per ounce and a MXN/USD foreign exchange rate of 18:1. Using a $2,500 per ounce gold price, PDA's after-tax IRR increases to 73%, and after-tax NPV (5%) increases to $492 million.
Development spending (excluding exploration) was $8.1 million in the fourth quarter of 2025, primarily focused on procurement activities, detailed engineering and earthworks. For the full year, development spending (excluding exploration) was $15.1 million.
Fourth Quarter 2025 Exploration Activities
Island Gold District (Ontario, Canada)
23 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Total exploration expenditures during the fourth quarter of 2025 were $6.4 million, of which $4.4 million was capitalized. For 2025, the Company incurred exploration expenditures of $24.3 million, of which $18.5 million was capitalized. A primary focus of the 2025 drill program was the conversion of a portion of the large Mineral Resource base to Mineral Reserves to be included in the Island Gold District Expansion Study released in February 2026.
The program was successful on a number of fronts with total Mineral Reserves within the Island Gold District increasing to 8.3 million ounces grading 2.01 g/t Au (128 mt) within the 2025 year end update. This represents a 93% increase from the end of 2024 reflecting the successful conversion of Mineral Resources to Reserves. This included a 125% increase in underground Mineral Reserves to 5.1 million ounces grading 10.61 g/t Au (15.1 mt), and a 56% increase in open pit Mineral Reserves to 3.1 million ounces, grading 0.86 g/t Au.
A total of 46,889 m of underground drilling was completed in 180 holes in 2025 with a focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure. Additionally, 14,609 m of surface exploration drilling was completed in 15 holes targeting the area between the Island Gold and Magino deposits, as well as the down-plunge extension of the Island Gold deposit, below a depth of 1,500 m.
Additionally, a total of 33,964 m of underground delineation drilling was completed in 117 holes, and 12,269 m of surface delineation drilling was completed in 12 holes at Island Gold in 2025. A further 22,390 m of surface delineation drilling was completed in 51 holes at Magino. Delineation drilling within both deposits was focused on the conversion of a portion of the large Mineral Resource base to Mineral Reserves.
During the fourth quarter, 13,507 m of underground exploration drilling was completed in 55 holes, and 2,668 m of surface directional exploration drilling was completed in four holes at Island Gold. Additionally, 963 m of underground delineation drilling was completed in seven holes, focused on infill drilling to convert Mineral Resources to Mineral Reserves. Further, a total of 49 m of underground exploration drift development was completed during the fourth quarter.
As part of the regional exploration program, 4,679 m drilling was completed in 12 holes during the fourth quarter. The program focused on stepping out from high-grade mineralization intersected at the Cline-Pick deposit located approximately seven kilometres northeast of the Island Gold mine. A total of 11,060 m drilling was completed in 36 holes as part of regional exploration program at the Island Gold District in 2025.
The Company provided a comprehensive exploration update on February 2, 2026 on its continued exploration success at Island Gold. Exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures, and delineation drilling continues to support the conversion of high-grade Mineral Resources to high-grade Mineral Reserves.
Regional drilling within the past producing Cline-Pick Mines continues to extend high-grade gold mineralization beyond the extent of previous mining. The targets are open in multiple directions, including at depth, with the deepest holes drilled to date down to a vertical depth of only 540 m. By comparison, the deepest holes within the main Island Gold structure have intersected high-grade mineralization beyond depths of 1,600 m. The past-producing Cline-Pick and Edwards mines are within seven kilometres of the Magino mill by existing road and are being targeted as potential sources of additional higher-grade mill feed within a larger expansion.
As previously reported, one of the highlight intersections from Cline-Pick is drill hole 25IGX128, which targeted a 300 m gap in drilling, at approximately 430 m depth from surface, where a moderate east plunging ore shoot is associated with a subvertical east-west trending shear zone.
Within proximity to the shear zone, extensional veins hosting high-grade gold mineralization were intersected. As interpreted from the core angles and vein margins, a first extensional vein was drilled at a low-angle to core axis dip and intersected 15.28 g/t Au over 5.52 m. As a result, true width is estimated to be 10-20% of core length.
A second milky white vein with >75 occurrences of coarse visible gold was intersected which returned a composite interval of 178.07 g/t Au over 3.54 m. The vein has been interpreted as a moderate-steeply dipping shear-vein, with true width estimated at approximately 50% of core length.
24 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Drilling is underway to follow up these intersections and step out within the shear zone to further define geometry and orientations of both the shear and the veins, as well as to determine the controls on gold mineralization. The hole represents one of the deeper holes drilled at Cline-Pick, with the main structure remaining open at depth and along strike.
Young-Davidson (Ontario, Canada)
Total exploration expenditures during the fourth quarter of 2025 were $1.9 million, of which $0.6 million was capitalized. For 2025, exploration expenditures totaled $13.1 million, of which $9.7 million was capitalized. The 2025 program included 25,600 m of underground exploration drilling focused on extending mineralization in the syenite, and continuing to evaluate and expand on the newly defined hanging wall zones.
To support the 2025 exploration program, 500 m of underground exploration development was planned for 2025, which included approximately 400 m to establish a hanging wall exploration drift to the south, from the 9620 level. By the end of the fourth quarter, 448 m had been completed in the hanging wall drift. This will allow for drill platforms with more optimal locations and orientations to test the higher grade mineralization discovered in the hanging wall.
During the fourth quarter, 12,786 m of underground exploration drilling was completed in 36 holes across multiple levels utilizing up to five drill rigs. Drilling is targeting syenite-hosted mineralization, as well as continuing to test mineralization in the hanging wall sediments and mafic-ultramafic stratigraphy. For the full year, 34,080 metres of exploration drilling was completed in 81 holes. Of the 81 holes drilled in 2025, more than half were completed in the latter part of year and after the cut off date for year-end 2025 Mineral Reserve and Resource reporting.
Drilling from the 9305-level and 9440-level ("YD South Zone") in 2025 has been successful in intersecting high-grade gold mineralization within a syenite intrusion in the hanging wall to the southeast of the main Young-Davidson Deposit. This area is 285 m south of the Northgate Shaft and has seen limited historical drilling. Gold mineralization is associated with 3-20% pyrite and occurs both as wide, low- to moderate-grade mineralization, and within narrower, high-grade shear zones and quartz veins. Drilling will continue in 2026 with the objective of further expanding upon the high-grade mineralization where it remains open to the east and up/down dip.
The 2025 program successfully increased Measured and Indicated Mineral Resources by 26% to 1.5 million ounces, with the average grade increasing 10% to 3.15 g/t Au, primarily reflecting growth within multiple hanging wall zones. Mineral Reserves decreased slightly to 3.0 million ounces grading 2.20 g/t Au with Mineral Reserve additions offsetting the majority of mining depletion over the past year.
A total of 4,716 m of regional surface exploration drilling was also completed in 15 holes in the fourth quarter (and full year) focused on evaluating the Otisse NE and Biralger targets. A comprehensive data compilation project is also underway on the Wydee and Matachewan projects, which were acquired in the third quarter of 2024, and located to the west and east of Young-Davidson, respectively.
Mulatos District (Sonora, Mexico)
Total exploration expenditures during the fourth quarter were $3.5 million, of which $2.6 million was capitalized. For 2025, exploration expenditures totaled $20.1 million, of which $12.7 million was capitalized. The 2025 near-mine and regional drilling program totalled 56,117 m in 170 holes. This included 13,779 m of surface exploration drilling in 58 holes at the GAP-Victor and PDA targets at PDA, and 21,394 m in 56 holes at Cerro Pelon. Regional exploration drilling totalled 20,944 m in 56 holes focused on advanced and greenfield targets within the Mulatos District, including the Halcon discovery.
The planned addition of a mill to process higher-grade sulfides has created new opportunities for growth within the Mulatos District. This includes Cerro Pelon, where drilling continues to follow up on wide high-grade underground oxide and sulfide intersections previously drilled below the pit.
In 2025, drilling at Cerro Pelon was focused on evaluating the high-grade sulfide potential to the north of the historical open pit. A total of 3,849 m in 12 holes was completed in the fourth quarter. Additionally, 4,986 m was drilled in 15 holes, testing advanced targets across the property, as well as 977 m drilled in two holes to test greenfields targets.
25 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
The program was successful in nearly doubling the size of the Measured and Indicated Mineral Resource at Cerro Pelon to 192,000 ounces grading 4.28 g/t Au within the 2025 year end update. Cerro Pelon is open in multiple directions and represents upside to the PDA project as a potential source of additional high-grade mill feed with the deposit located within trucking distance of the planned PDA mill.
As previously reported, drilling commenced in the eastern portion of the Halcon target area early in 2025 as part of the regional scout drilling program. Drilling initially tested a new geological interpretation in an area that had only tested near-surface gold mineralization associated with oxides. As exploration drilling advanced, wide intervals of significant sulphide-hosted gold mineralization were intersected within a new area of focus at Halcon. The mineralized hydrothermal breccia is currently interpreted to dip to the northeast, and gold intercepts range from 38 m below surface in the west, to 282 m below surface down dip to the northeast. Mineralization remains open to the north, south and down dip.
The Halcon target is located 2 km north of the La Yaqui Grande open pit and 7 km by road from the main Mulatos area. This new discovery is being targeted and evaluated as a potential additional source of sulphide mineralization to be processed within the PDA mill.
During 2025, limited exploration activities were completed at PDA with the focus shifting to construction of the project. Exploration drilling at PDA will resume from underground as development advances and drill platforms are established.
Lynn Lake (Manitoba, Canada)
Exploration spending totaled $0.4 million in the fourth quarter and $3.4 million for 2025, all of which was capitalized. The 2025 exploration program included 7,000 m of drilling focused on expanding Mineral Resources at the BT and Linkwood deposits.
BT and Linkwood are satellite deposits to the Lynn Lake project and are expected to provide additional mill feed. The 2025 surface exploration program was completed in the first quarter with 7,268 m completed in 41 holes. No exploration activity was conducted on Lynn Lake during the fourth quarter. The 2025 program was successful in driving growth in Mineral Reserves and Resources at Linkwood.
Qiqavik (Quebec, Canada)
Qiqavik is a camp-scale property covering 63,474 ha in the Cape Smith Greenstone Belt in Nunavik, Quebec. The Qiqavik project covers 50 km of strike covering prospective gold hosting environments and several major crustal-scale structures such as the Qiqavik break and the Bergeron fault. Early-stage exploration completed to date indicates that high-grade gold occurrences are controlled by structural splays off the Qiqavik break.
Exploration spending was $1.6 million in the fourth quarter and $7.8 million for 2025, all of which was expensed. The 2025 exploration program was focused on drilling prospective targets identified in 2024 through detailed geological mapping, prospecting, till sampling, and a high-resolution Lidar survey with photo imagery.
A total of 8,736 m of diamond drilling was completed in 29 holes across five target areas during the third quarter. Geological mapping, prospecting, till sampling, and 1,619-line kilometers of drone magnetics surveys were also completed in several target areas with the goal of continuing to explore and develop new target areas for future work. There was no exploration activity at Qiqavik in the fourth quarter.
Drilling in all five target areas in 2025 intersected gold mineralization, with 72% of the holes reporting gold grades above 1.0 g/t Au. Additionally, the program successfully intersected gold mineralization associated with several previously identified high-grade gold boulder trends, confirming proximal bedrock sources and short glacial transport distances. The success of this early-stage greenfield drilling program across multiple target areas continues to support the significant gold endowment potential of the Qiqavik Project.
26 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Review of Fourth Quarter Financial Results
During the fourth quarter of 2025, the Company sold 142,147 ounces of gold for record operating revenues of $575.3 million, representing a 53% increase from the prior year period, primarily due to higher realized gold prices.
The average realized gold price in the fourth quarter was $3,998 per ounce, 52% higher than the prior year period. This was $137 per ounce less than the London PM Fix price for the quarter, primarily reflecting the delivery of the final 12,346 ounces into the gold prepayment facility entered into in July 2024 based on the prepaid price of $2,524 per ounce.
Cost of sales (which includes mining and processing costs, royalties, and amortization) were $219.5 million in the fourth quarter, 9% higher than the prior year period. Key drivers of changes to cost of sales as compared to the prior year period were as follows:
Mining and processing costs were $157.5 million, 14% higher than the prior year period. The higher costs primarily reflects increased maintenance and contractor costs at the Island Gold District, a stronger Canadian dollar, and ongoing labour inflation.
Total cash costs of $1,111 per ounce and AISC of $1,592 per ounce were higher than the prior year period driven by these same factors as well as a higher royalty expense. Additionally, the increase in AISC reflected the planned timing of higher sustaining capital expenditures at Young-Davidson.
Royalty expense was $8.4 million in the fourth quarter, higher than the prior year period of $4.7 million, primarily due to a significantly higher average realized gold price.
Amortization of $53.6 million, or $377 per ounce sold in the fourth quarter, was 8% lower than the prior year period, primarily due to the increased depletion base for the Island Gold District.
The Company recognized earnings from operations of $330.9 million in the fourth quarter, 109% higher than the prior year period, driven by record revenues.
The Company completed the sale of the Turkish projects as well as the Quartz Mountain Gold Project in the fourth quarter, generating a total gain of $231.0 million, net of transaction costs.
In the fourth quarter, losses on commodity derivatives of $56.3 million were higher compared to the prior year period, driven by the mark to market revaluation of the 2026 and 2027 Argonaut legacy hedges, given the significant increase in the gold price during the quarter, and by the realized loss from early settlement.
The Company eliminated 50,000 ounces of legacy Argonaut hedges, scheduled to mature in the first half of 2026, in the fourth quarter. The cost to eliminate the hedges was $113.5 million, representing an effective price of $4,091 per ounce, providing further upside to current gold prices.
The Company reported net earnings of $434.9 million in the fourth quarter, compared to $87.6 million in the prior year period. Adjusted net earnings includes after-tax adjustments for a gain on sale of assets of $226.7 million, and loss on commodity hedge derivatives of $34.9 million, as well as adjustments for unrealized foreign exchange gains recorded within deferred taxes and foreign exchange totaling $6.0 million, and other adjustments of $9.5 million.
Review of 2025 Financial Results
During the year ended December 31, 2025, the Company sold 531,230 ounces for record operating revenues of approximately $1.8 billion, 34% higher than the prior year, largely due to higher realized gold prices, partially offset by lower ounces sold. Production from the Mulatos District during 2025 was lower then the prior year, reflecting the timing of recoveries, and declining production from the residual leaching at Mulatos. This impact was partially offset by increased production at the Island Gold District which included a full year of production from Magino in 2025. Ounces sold were 3% lower than production for the year due to in-kind royalty deliveries and timing differences between production and sales.
27 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Cost of sales (which includes mining and processing costs, royalties, and amortization) for the full year were $809.5 million, an 8% increase compared to the prior year, due to the inclusion of Magino for the full year, partially offset by lower costs of sales at the Mulatos District, reflecting the lower production. Key drivers of cost of sales changes as compared to the prior year were as follows:
Mining and processing costs were $572.8 million, 10% higher than the prior year. The increase was driven by a full year of production at Magino, higher maintenance and contractor costs at the Island Gold District, and ongoing labour inflation, partially offset by lower ounces sold.
Total cash costs of $1,077 per ounce and AISC of $1,524 per ounce in 2025 were both higher than the prior year driven higher unit mining costs and lower grades at Young-Davidson, and a greater contribution from the higher-cost Magino operation at the Island Gold District.
Royalty expense was $27.0 million, a 96% increase compared to $13.8 million in the prior year, primarily due to the higher average realized gold price and inclusion of royalty expense from Magino for the full year.
Amortization of $209.7 million was 4% lower than the prior year driven by lower ounces sold. On a per ounce basis, amortization of $395 per ounce was slightly higher than the prior year, reflecting the addition of Magino’s higher amortization costs for the full year, partially offset by the increased depletion base for the Island Gold District.
A reversal of an impairment of $218.8 million was recognized in the third quarter in respect of the Turkish projects, as the Company determined that the announcement of the definitive sale agreement triggered a reversal of impairment indicator.
The Company recognized record earnings from operations of approximately $1.1 billion, a 95% increase from $561.9 million in the prior year, driven by higher operating revenues and the positive impact of an impairment reversal of $218.8 million.
The Company completed the sale of the Turkish projects as well as the Quartz Mountain Gold Project in the fourth quarter, generating a total gain of $231.0 million, net of transaction costs.
For the full year, losses on commodity derivatives of $230.5 million were higher compared to the prior year, driven by the mark to market revaluation of the 2026 and 2027 Argonaut legacy hedges, given the significant increase in the gold price during the year, and by the realized loss from early settlement.
The Company eliminated 50,000 ounces of legacy Argonaut hedges, scheduled to mature in the first half of 2026, in the fourth quarter. The cost to eliminate the hedges was $113.5 million, representing an effective price of $4,091 per ounce, providing further upside to current gold prices.
The Company reported net earnings of approximately $885.8 million compared to $284.3 million in the prior year. On an adjusted basis, earnings were $587.1 million, or $1.40 per share. Adjusted net earnings include after-tax adjustments for an impairment reversal and gain on sale of assets of $419.6 million, loss on commodity hedge derivatives of $152.1 million, as well as adjustments for net unrealized foreign exchange gain recorded within deferred taxes and foreign exchange totaling $27.4 million, and other adjustments of $3.8 million.

28 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Associated Documents
This press release should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).
Reminder of Fourth Quarter and Year-End 2025 Results Conference Call
Senior management will host a conference call on Thursday, February 19, 2026 at 10:00 am ET to discuss the results. Participants may join the conference call via webcast or through the following dial-in numbers:
Via Webcast:
To view the live webcast, please register at www.alamosgold.com, or through the following link view webcast.
Via Phone:
Toronto and International:                (647) 495-7514
Toll free (Canada and the United States):         (888) 596-4144
Participant passcode:                    1813237#
Alternatively, you may register your phone number here within 30 minutes of the scheduled start of the call to receive an instant automated call back.  A playback will be available until March 21, 2026 by dialling (647) 362-9199 or (800) 770-2030 within Canada and the United States. The passcode is 1813237#. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects including the IGD Expansion, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice-President, Corporate Development & Investor Relations
(416) 368-9932 x 5439

Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
29 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note Regarding Forward-Looking Statements
This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projections as at the date of this press release. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, "believe", "anticipate", "likely", "intend", "objective", "estimate", "budget", “potential”, "prospective", "opportunity", "forecast", “target”, "goal", "aim", “on track”, "on pace", “outlook”, “continue”, “ongoing”, "onwards", “plan”, "scheduled", or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this press release may include (without limitation) information, assumptions, expectations and guidance as to strategy, plans, and future financial and operating performance, such as those regarding: free cash flow; mine-site free cash flow; costs (including total cash costs, AISC, mine-site AISC, capital expenditures, growth and sustaining capital, capitalized exploration, exploration spending); budgets; tax rates and the payment of taxes; IRR; NPV; gold prepayment facility; total liquidity; returns to stakeholders; impacts of inflation; mine plans; mine life; Mineral Reserve life; Mineral Reserves and Resources; gold and other metal price assumptions; foreign exchange rates; size, value and profitability of operations and the Company's balanced approach to capital allocation; project economics; project risks; mining methodologies; underground development rates; mining, milling and processing rates; total mill feed and throughput rates; recovery rates; anticipated gold production, production rates, timing of production, further production potential and growth; gold grades; exploration potential, budgets, focuses, programs, targets, and projected results; investment in and funding of growth initiatives and projects; operational impacts on the natural environment; the Company's approach to reduction of its environmental footprint, greenhouse gas emissions, and related investments in new initiatives; the Company's climate change strategy and goals; community relations, engagement activities, and initiatives; corporate governance; plans with respect to health and safety; outlooks for each of the Island Gold District (IGD), Young-Davidson mine (YD), Mulatos District, the Lynn Lake project (LLP) and the Qiqavik Gold project, including (without limitation and in addition to the above): (i) at IGD, the Expansion Study, expectation that growth will be self-financed, mine plan, project milestones and timing and effects of completion of the IGD Expansion and the Phase 3+ Expansion Project, mill expansion, paste plant completion and commissioning dates, tailings expansion and infrastructure upgrades, and timing of the Magino mill’s connection to the electric grid and elimination of reliance on CNG and construction of the 115kV powerline project; (ii) at YD, completion of a fourth ore pass, opportunity for mill expansion and sources of supplemental feed; (iii) at the Mulatos District, construction of, the development and mine plan for, and expected results from the Puerto Del Aire (PDA) project, ore from Cerro Pelon, and the Halcon target; (iv) at LLP, initial capital, project milestones, development of, mine plan for, and production projections and timing, and the Burnt Timber, Linkwood, Gordon and MacLellan deposits; and (v) at the Qiqavik Gold project, exploration potential; the quantum of consideration payable to the Company for the sale of Quartz Mountain to Q-Gold, including future guaranteed and milestone payments; the expected timing of remaining payments with respect to the sale of the Company's Turkish development projects and the status of arbitration brought by the Company's Netherlands Subsidiaries against the Republic of Türkiye; and any other statements that express management's expectations or estimates of future performance, operational, geological or financial results.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: the actual results of current exploration activities; changes to current estimates of Mineral Reserves and Resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties in connection with mining or development activities, including geotechnical challenges); conclusions of economic and geological evaluations; the costs and timing of exploration, construction and development of new deposits; changes in project parameters as plans continue to be refined; operations may be exposed to illnesses, diseases, epidemics and pandemics which may impact, among other things, the broader market and the trading price of the Company's shares; the duration of any regulatory responses to any illness, disease, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, disease, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply
30 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
availability and the ability to sell or deliver gold doré bars; provincial, state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; political and economic conditions and developments in the jurisdictions in which the Company operates and in the world generally; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly CAD, MXN and USD); the impact of inflation and any tariffs, trade barriers and/or regulatory costs; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation, administrative or regulatory proceedings and any resulting court, administrative, regulatory or arbitral decision(s) or order(s); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in implementing growth and improvement initiatives; delays with the Phase 3+ Shaft Expansion, the IGD Expansion, construction of the 115kV powerline (including the risk that an expropriation order is not granted by the OEB and the Alamos/BFN partnership cannot otherwise come to an agreement with the Corridor Landowner), expansion of the Magino mill, paste plant construction project, construction of the Lynn Lake Project, construction of the PDA project, and/or the development or updating of mine plans; changes with respect to the intended method of accessing, mining the deposit, and processing any ore at PDA; risks associated with the start-up of new mines; the risk that the Company’s mines may not perform as planned; with respect to the sale of Quartz Mountain, the failure by Q-Gold to make the requisite future payments and actions required to trigger milestone payments not being implemented or coming to fruition; with respect to the sale of the Company's Turkish development projects, default on either or both of the anniversary payments as well as the potential that the arbitration commenced by the Company's Netherlands subsidiaries is resumed; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including industrial hazards, industrial accidents, and environmental hazards including, without limitation, fires, floods, seismic activity and unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release are set out in the Company's latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this press release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this MD&A or documents referenced in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral
31 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with IFRS, as issued by the IASB (note 2 and 3 to the consolidated financial statements for the years ended December 31, 2025 and 2024). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its consolidated financial statements for the years ended December 31, 2025 and 2024, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes paid;
•Company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•total cash costs per ounce of gold sold;
•AISC per ounce of gold sold;
•Mine-site AISC per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA")
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gains or losses
•Items included in other loss
•Impairment expense/reversal of impairment
32 | Alamos Gold Inc

•Unrealized gain or loss on commodity derivatives
•Certain non-recurring items
•Foreign exchange gain or loss recorded in deferred tax expense
•The income and mining tax impact of items included in other loss
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024	2023
Net earnings	$434.9	$87.6	$885.8	$284.3	$210.0
Adjustments:
Foreign exchange loss (gain)	(2.6)	(6.6)	5.1	(8.0)	(1.9)
Impairment reversals and gain on sale of assets, net of tax	(226.7)	—	(419.6)	(38.6)	—
Loss (gain) on commodity derivatives, net of tax	34.9	(4.4)	152.1	18.2	0.7
Other loss	2.5	16.1	9.6	39.7	22.9
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	(3.4)	26.2	(32.5)	49.7	(16.3)
Other income and mining tax adjustments	(12.0)	(15.7)	(13.4)	(16.4)	(7.0)
Adjusted net earnings	$227.6	$103.2	$587.1	$328.9	$208.4
Adjusted earnings per share - basic	$0.54	$0.25	$1.40	$0.81	$0.53
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and cash taxes to cash flow from operating activities. “Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP financial measure with no standard meaning under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Cash flow from operating activities	$250.9	$192.2	$795.3	$661.1
Add: Changes in working capital and taxes paid	33.8	15.7	129.0	65.1
Cash flow from operating activities before changes in working capital and taxes paid	$284.7	$207.9	$924.3	$726.2
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from cash flow from operating activities, less mineral property, plant and equipment expenditures and non-recurring costs. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
33 | Alamos Gold Inc

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Cash flow from operating activities	$250.9	$192.2	795.3	$661.1
Less: mineral property, plant and equipment expenditures	(157.5)	(138.7)	(507.1)	(417.6)
Add: early settlement of Argonaut legacy hedges (1)	113.5	—	113.5	—
Less: proceeds from gold prepayment (2)	(50.0)	—	(50.0)	—
Add: expenditures incurred by Argonaut Gold, but paid by Alamos post close of the transaction (3)	—	—	—	28.8
Company-wide free cash flow	$156.9	$53.5	$351.7	$272.3
(1)Represents the early settlement of 50,000 ounces under the Argonaut legacy hedge for the first half of 2026.
(2)Reflects the gold sale prepayment for the delivery of 12,255 ounces in the first half of 2026.
(3)Relates to overdue payables at the Magino mine and transaction costs incurred by Argonaut and paid by Alamos.
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from operating mine-sites, less mine-site mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Consolidated Mine-Side Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions)
Cash flow from operating activities	$250.9	$192.2	$795.3	$661.1
Add: operating cash flow used by non-mine site activity (1)	140.0	21.3	334.8	82.9
Cash flow from operating mine-sites	$390.9	$213.5	$1,130.1	$744.0

Mineral property, plant and equipment expenditure	$157.5	$138.7	$507.1	$417.6
Less: capital expenditures from development projects, and corporate	(10.0)	($8.9)	(53.4)	(26.4)

Capital expenditure and capital advances from mine-sites	$147.5	$129.8	$453.7	$391.2
Total mine-site free cash flow	$243.4	$83.7	$676.4	$352.8

Island Gold District Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions)
Cash flow from operating activities(1)	$164.5	$83.2	$535.0	$257.0
Mineral property, plant and equipment expenditures	(103.1)	(103.2)	(330.0)	(285.0)
Mine-site free cash flow	$61.4	($20.0)	$205.0	($28.0)

Young-Davidson Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions)
Cash flow from operating activities(1)	$122.9	$71.6	$343.5	$227.0
Mineral property, plant and equipment expenditures	(33.2)	(21.3)	(93.6)	(86.1)
Mine-site free cash flow	$89.7	$50.3	$249.9	$140.9

34 | Alamos Gold Inc

Mulatos District Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions)
Cash flow from operating activities	$103.5	$58.7	$251.6	$260.0
Mineral property, plant and equipment expenditure	(11.2)	(5.3)	(30.1)	(20.1)
Mine-site free cash flow	$92.3	$53.4	$221.5	$239.9
(1)Cash from operating activities for the Canadian operations excludes the impact of the 12,346 ounces and 49,384 ounces delivered into the gold prepayment arrangement for the three months and year ended December 31, 2025, respectively. The non-cash adjustment to reflect the settlement of the gold prepayment arrangement is included in Company-wide free cash flow.
(2)Comparative figures reflect the inclusion of the Magino Mine as of its acquisition on July 12, 2024.

Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operating activities. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs. As well, the Company excludes mark-to-market adjustments for the revaluation of previously issued share-based compensation, therefore, total cash costs will incorporate the cost of long term incentives associated with the grant date fair value for instruments issued.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operating activities under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, sustaining exploration costs, sustaining capital, sustaining finance leases and other operating costs. The Company excludes mark-to-market adjustments for the revaluation of previously issued share-based compensation, therefore all-in sustaining costs will incorporate the cost of long term incentives associated with the grant date fair value for instruments issued.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. Non-sustaining capital expenditures or growth capital are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where these projects will materially benefit the mine site. Capitalized exploration expenditures are expenditures that meet the IFRS definition for capitalization and are incurred to further expand the known Mineral Reserves and Resources at existing operations or development projects. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operating activities under IFRS or operating costs presented under IFRS.

35 | Alamos Gold Inc

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$157.5	$137.9	$572.8	$518.9	$437.3
Share-based compensation mark-to-market allocated to sites (included in mining and processing) (3)	(0.8)	—	(10.1)	—	—
Silver by-product credits	(7.2)	(4.0)	(17.6)	(13.4)	—
Royalties	8.4	4.7	27.0	13.8	10.2
Total cash costs	157.9	138.6	572.1	519.3	447.5
Gold ounces sold	142,147	141,258	531,230	560,234	526,258
Total cash costs per ounce	$1,111	$981	$1,077	$927	$850

Total cash costs	$157.9	$138.6	$572.1	$519.3	$447.5
Corporate and administrative (1)	9.7	9.1	39.3	32.6	27.6
Sustaining capital expenditures (2)	49.5	30.0	144.6	110.1	104.2
Sustaining finance leases	3.9	5.2	16.5	10.6	—
Interest of sustaining finance leases	0.6	—	2.3	—
Share-based compensation	7.9	1.9	55.0	31.7	21.7
Share-based compensation mark-to-market allocated to corporate (3)	(6.3)	(0.8)	(31.7)	(16.4)	(7.4)
Sustaining exploration	0.5	1.2	2.0	4.4	2.7
Accretion of decommissioning liabilities	2.6	2.3	9.6	8.9	6.8
Total all-in sustaining costs	$226.3	$187.5	$809.7	$701.2	$603.1
Gold ounces sold	142,147	141,258	531,230	560,234	526,258
All-in sustaining costs per ounce	$1,592	$1,327	$1,524	$1,252	$1,146
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Comparative figures reflect the inclusion of the Magino Mine as of its acquisition on July 12, 2024.
(3)Share-based compensation included in total cash costs and AISC excludes the impact of mark-to-market adjustments for changes in the Company’s share price in the periods allocated to sites (included in mining and processing costs) and corporate head office (included in share-based compensation expense). The prior year comparatives have been restated to exclude the impact. See Note 19 (d) of the consolidated financial statements for the years ended December 31, 2025 and 2024 for further details.
(4)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the periods are as follow:

	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024	2023
(in millions)
Mineral property, plant and equipment expenditures	$157.5	$138.7	$507.1	$417.6	$348.9
Less: non-sustaining capital expenditures at:
Island Gold District	(79.4)	(85.1)	(246.8)	(225.0)	(189.2)
Young-Davidson	(7.9)	(10.7)	(34.5)	(40.4)	(18.2)
Mulatos District	(10.7)	(4.0)	(27.8)	(15.7)	(19.1)
Corporate and other	(10.0)	(8.9)	(53.4)	(26.4)	(18.2)
Sustaining capital expenditures	$49.5	$30.0	$144.6	$110.1	$104.2

36 | Alamos Gold Inc

Island Gold District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$69.0	$49.2	$243.7	$143.5
Share-based compensation mark-to-market allocated to sites (included in mining and processing) (1)	—	—	(3.5)	—
Silver by-product credits	(1.2)	(0.5)	(2.3)	(1.2)
Royalties	4.4	2.4	14.1	5.2
Total cash costs	$72.2	$51.1	$252.0	$147.5
Gold ounces sold	62,002	56,100	241,359	183,441
Mine-site total cash costs per ounce	$1,164	$911	$1,044	$804

Total cash costs	$72.2	$51.1	$252.0	$147.5
Sustaining capital expenditures	23.7	18.1	83.2	60.0
Sustaining finance leases	3.9	5.2	16.5	10.6
Interest on sustaining finance leases	0.6	—	2.3	—
Sustaining exploration	—	0.4	—	0.7
Accretion of decommissioning liabilities	0.4	0.5	1.5	1.2
Total all-in sustaining costs	$100.8	$75.3	$355.5	$220.0
Gold ounces sold	62,002	56,100	241,359	183,441
Mine-site all-in sustaining costs per ounce	$1,626	$1,342	$1,473	$1,199

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$52.5	$42.5	$190.8	$178.4
Share-based compensation mark-to-market allocated to sites (included in mining and processing) (1)	(0.3)	—	(3.4)	—
Silver by-product credits	(2.4)	(0.9)	(4.6)	(3.1)
Royalties	2.4	1.8	8.0	6.2
Total cash costs	$52.2	$43.4	$190.8	$181.5
Gold ounces sold	42,287	45,441	153,382	173,274
Total cash costs per ounce	$1,234	$955	$1,244	$1,047

Total cash costs	$52.2	$43.4	$190.8	$181.5
Sustaining capital expenditures	25.3	10.6	59.1	45.7
Accretion of decommissioning liabilities	0.1	0.1	0.5	0.5
Total all-in sustaining costs	$77.6	$54.1	$250.4	$227.7
Gold ounces sold	42,287	45,441	153,382	173,274
Mine-site all-in sustaining costs per ounce	$1,835	$1,191	$1,633	$1,314

37 | Alamos Gold Inc

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$36.0	$46.2	$138.3	$197.0
Share-based compensation mark-to-market allocated to sites (included in mining and processing) (1)	(0.5)	—	(3.2)	—
Silver by-product credits	(3.6)	(2.5)	(10.7)	(9.1)
Royalties	1.6	0.5	4.9	2.4
Total cash costs	$33.5	$44.2	$129.3	$190.3
Gold ounces sold	37,858	39,717	136,489	203,519
Total cash costs per ounce	$885	$1,113	$947	$935

Total cash costs	$33.5	$44.2	$129.3	$190.3
Sustaining capital expenditures	0.5	1.3	2.3	4.4
Sustaining exploration	—	0.4	—	2.1
Accretion of decommissioning liabilities	1.8	1.7	7.3	7.0
Total all-in sustaining costs	$35.8	$47.6	$138.9	$203.8
Gold ounces sold	37,858	39,717	136,489	203,519
Mine-site all-in sustaining costs per ounce	$946	$1,198	$1,018	$1,001
(1)Share-based compensation included in mine-site total cash costs and mine-site AISC excludes the impact of mark-to-market adjustments for changes in the Company’s share price in the periods allocated to sites included in mining and processing costs.
Adjusted EBITDA
Adjusted EBITDA represents net earnings before interest, taxes, depreciation, and amortization and removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. The measure also removes the impact of non-cash items such as impairment loss charges or reversals, and realized and unrealized gains or losses on derivative financial instruments. Adjusted EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
Adjusted EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Net earnings	$434.9	$87.6	$885.8	$284.3
Add back:
Reversal of impairment	—	—	(218.8)	(57.1)
Gain on sale of assets	(231.0)	—	(231.0)	—
Finance (income) expense	(5.2)	(2.4)	(6.4)	3.8
Amortization	53.6	58.3	209.7	218.4
Unrealized loss on commodity derivatives (1)	56.3	(5.9)	230.5	24.2
Deferred income tax (recovery) expense	48.1	22.6	83.4	119.2
Current income tax expense	27.9	47.0	120.5	98.7
EBITDA	$384.6	$207.2	$1,073.7	$691.5
Additional GAAP Measures
Additional GAAP measures are presented on the Company’s condensed interim consolidated financial statements and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance expense/income, foreign exchange loss/gain, other loss, unrealized loss on commodity derivatives and income tax expense
38 | Alamos Gold Inc

Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Stated in millions of United States dollars)

	December 31, 2025		December 31, 2024
A S S E T S
Current Assets
Cash and cash equivalents	$623.1		$327.2
Equity securities	58.9		24.0
Deferred payment consideration	157.1		—
Amounts receivable	45.0		46.7
Inventories	225.4		232.8
Other current assets	26.0		17.9
Total Current Assets	1,135.5	0.0	648.6

Non-Current Assets
Mineral property, plant and equipment	4,957.5		4,618.0
Deferred income taxes	34.0		12.2
Inventories	84.9		25.3
Deferred payment consideration	142.0		—
Other non-current assets	30.7		32.0
Total Assets	$6,384.6		$5,336.1

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$316.1		$233.0
Derivative liabilities	128.0		9.1
Deferred revenue	50.0		116.6
Income taxes payable	53.6		50.5
Current portion of lease liabilities	11.8		15.2
Current portion of decommissioning liabilities	8.1		6.5
Total Current Liabilities	567.6		430.9

Non-Current Liabilities
Deferred income taxes	873.3		760.6
Derivative liabilities	129.1		140.0
Debt and financing obligations	200.0		250.0
Lease liabilities	11.2		21.4
Decommissioning liabilities	153.4		145.1
Other non-current liabilities	4.2		3.9
Total Liabilities	1,938.8		1,751.9

E Q U I T Y
Share capital	$4,140.6		$4,138.5
Contributed surplus	87.7		89.3
Accumulated other comprehensive income (loss)	0.3		(37.4)
Retained earnings (deficit)	217.2		(606.2)
Total Equity	4,445.8		3,584.2
Total Liabilities and Equity	$6,384.6		$5,336.1

39 | Alamos Gold Inc

ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income
(Stated in millions of United States dollars, except share and per share amounts)

	For Three months ended
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
OPERATING REVENUES	$575.3	$375.8	$1,808.8	$1,346.9

COST OF SALES
Mining and processing	157.5	137.9	572.8	518.9
Royalties	8.4	4.7	27.0	13.8
Amortization	53.6	58.3	209.7	218.4
	219.5	200.9	809.5	751.1
EXPENSES
Exploration	7.3	5.5	26.3	26.7
Corporate and administrative	9.7	9.1	39.3	32.6
Share-based compensation	7.9	1.9	55.0	31.7
Reversal of impairment	—	—	(218.8)	(57.1)
	244.4	217.4	711.3	785.0
EARNINGS FROM OPERATIONS	330.9	158.4	1,097.5	561.9

OTHER EXPENSES
Gain on sale of assets	231.0	—	231.0	—
(Loss) gain on commodity derivatives	(56.3)	5.9	(230.5)	(24.2)
Finance income (expense)	5.2	2.4	6.4	(3.8)
Foreign exchange gain (loss)	2.6	6.6	(5.1)	8.0
Other loss	(2.5)	(16.1)	(9.6)	(39.7)
EARNINGS BEFORE INCOME	$510.9	$157.2	$1,089.7	$502.2

INCOME TAXES
Current income tax expense	(27.9)	(47.0)	(120.5)	(98.7)
Deferred income tax expense	(48.1)	(22.6)	(83.4)	(119.2)
NET EARNINGS	$434.9	$87.6	$885.8	$284.3

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	1.1	(6.0)	8.2	(11.7)
Net change in fair value of fuel hedging instruments, net of taxes	—	0.2	—	(0.1)
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	6.5	1.4	34.9	26.4
Total other comprehensive income (loss)	$7.6	($4.4)	$43.1	$14.6
COMPREHENSIVE INCOME	$442.5	$83.2	$928.9	$298.9

EARNINGS PER SHARE
– basic	$1.03	$0.21	$2.11	$0.70
– diluted	$1.03	$0.21	$2.10	$0.69

40 | Alamos Gold Inc

ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
(Stated in millions of United States dollars)

	For three months ended		For twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings	$434.9	$87.6	$885.8	$284.3
Adjustments for items not involving cash:
Amortization	53.6	58.3	209.7	218.4
Reversal of Impairment	—	—	(218.8)	(57.1)
Foreign exchange (gain) loss	(2.6)	(6.6)	5.1	(8.0)
Current income tax expense	27.9	47.0	120.5	98.7
Deferred income tax expense	48.1	22.6	83.4	119.2
Share-based compensation	9.6	1.9	67.6	31.7
Finance (income) expense	(5.2)	(2.4)	(6.4)	3.8
Loss (gain) on commodity derivatives	56.3	(5.9)	230.5	24.2
Gain on sale of assets	(231.0)	—	(231.0)	—
Deferred revenue recognized	(31.1)	—	(124.6)	—
Settlement of Argonaut legacy gold hedges	(113.5)	—	(113.5)	—
Proceeds from gold sale prepayment	50.0	—	50.0	—
Other items	(12.3)	5.4	(34.0)	11.0
Changes in working capital and taxes paid	(33.8)	(15.7)	(129.0)	(65.1)
	250.9	192.2	795.3	661.1
INVESTING ACTIVITIES
Mineral property, plant and equipment	(157.5)	(138.7)	(507.1)	(417.6)
Interest capitalized to mineral, property and equipment	(3.9)	(7.7)	(17.1)	(7.7)
Repurchase of royalty on Young-Davidson	—	—	(2.0)	—
Investment in Argonaut, net of cash acquired	—	—	—	(30.2)
Proceeds from sale of assets net of transaction costs	160.0	—	160.0	—
Proceeds from disposition of equity securities	2.4	1.0	9.8	1.0
Investment in equity securities	(0.3)	(0.5)	(0.5)	(11.6)
Transaction costs arising on asset disposition and acquisitions	0.2	—	—	(1.0)
	0.9	(145.9)	(356.9)	(467.1)
FINANCING ACTIVITIES
Proceeds from draw down of credit facility	—	—	—	250.0
Repayment of credit facility	(50.0)	—	(50.0)	—
Repayment of debt and accrued interest assumed on Argonaut acquisition	—	—	—	(308.3)
Dividends paid	(10.1)	(9.1)	(39.5)	(35.1)
Repurchase and cancellation of common shares	(28.8)	—	(38.8)	—
Credit facility transaction, standby fees and interest	(0.4)	2.9	(2.6)	(2.7)
Lease payments	(3.9)	(5.2)	(16.5)	(10.6)
Proceeds from issuance of flow-through shares	1.0	—	4.1	10.5
Proceeds from the exercise of options and warrants	—	1.0	—	6.8
	(92.2)	(10.4)	(143.3)	(89.4)
Effect of exchange rates on cash and cash equivalents	0.4	(0.3)	0.8	(2.2)
Net increase in cash and cash equivalents	160.0	35.6	295.9	102.4
Cash and cash equivalents - beginning of period	463.1	291.6	327.2	224.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$623.1	$327.2	$623.1	$327.2

41 | Alamos Gold Inc